UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                              BJO ENTERPRISES LTD.
             (Exact name of registrant as specified in its charter)

            NEVADA                                         88-0378978
(State or other jurisdiction of                (IRS Employer Identification No.
 incorporation or organization)

6623 CALLAGHAN ROAD, SUITE 2402, SAN ANTONIO, TX             83301
(Address of principal executive offices)                  (Zip Code)

Registrant's telephone number, including area code  ( 210 ) 614 - 8487

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
         to be so registered              each class is to be registered

         COMMON STOCK                     OTC BULLETIN BOARD (OTCBB)

Securities to be registered pursuant to Section 12(g) of the Act  NONE

                              BJO ENTERPRISES LTD.

                      Subscription Price: $0.10 per Warrant
                      Minimum Subscription: 10,000 Warrants

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  PRICE TO PUBLIC   EXERCISE PRICE  UNDERWRITING   PROCEEDS TO
                                       PER SHARE    DISCOUNTS AND    ISSUER
                                                     COMMISSION
PER WARRANT            $0.10           $1.00(1)          $0           $1.10
TOTAL MINIMUM          $1,000           $10,000          $0          $11,000
TOTAL MAXIMUM(2)      $100,000        $1,000,000         $0        $1,100,000

(1) There is no established market for the Shares and there can be no guarantee that such a market will ever develop. The Exercise Price of the Shares has been established arbitrarily and does not bear any relationship to the Company's assets, earnings, book value or any other generally accepted criteria of value. See "Risk Factors" and "Plan of Distribution". The Company may agree to waive the minimum purchase requirement for selected investors in the Company's sole discretion. See "Plan of Distribution".

(2) The Company may, without notice to investors, increase the maximum by up to 10% (10,000 Warrants).

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                         The date of this Prospectus is
                                January 20, 1998

THE REGISTRANT WILL FILE WITH THE OTC BULLETIN BOARD TO BE LISTED. ALL REPORTS AND OTHER INFORMATION FILED BY THE REGISTRANT MY BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES OF THE COMMISSION IN WASHINGTON, DC AND THAT COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION, WASHINGTON, DC 20549 AT PRESCRIBED RATES. FURTHERMORE, UPON BEING LISTED ON THE OTC BULLETIN BOARD, ALL REPORTS AND OTHER INFORMATION CONCERNING THE REGISTRANT CAN BE INSPECTED AT THAT EXCHANGE.

                                TABLE OF CONTENTS


COVER PAGE                                                             2
SUMMARY INFORMATION                                                    4
RISK FACTORS                                                           5
DESCRIPTION OF BUSINESS                                                7
DESCRIPTION OF PROPERTY                                                8
LEGAL PROCEEDINGS                                                      8
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS               9
DESCRIPTION OF SECURITIES                                              9
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION              9
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS           10
EXECUTIVE COMPENSATION                                                 12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT         13
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                         13
COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT                      13
USE OF PROCEEDS                                                        13
DETERMINATION OF OFFERING PRICE                                        14
DILUTION                                                               14
SELLING SECURITY HOLDERS                                               14
RECENT SALES OF UNREGISTERED SECURITIES                                14
PLAN OF DISTRIBUTION                                                   14
INTEREST OF NAMED EXPERTS AND COUNSEL                                  14
INDEMNIFICATION OF DIRECTORS AND OFFICERS                              14
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
      AND FINANCIAL DISCLOSURE                                         15
FINANCIAL STATEMENTS                                                   16
SIGNATURE PAGE                                                         19

                                LIST OF EXHIBITS

EXHIBIT
NUMBER    EXHIBIT

     3.1  ARTICLES OF INCORPORATION/CHARTER
     3.2  BY-LAWS
     5.   OPINION RE LEGALITY
    99.1  WRITTEN CONSENT OF ORIGINAL DIRECTOR(S)/OFFICER(S)
    99.2  EMPLOYMENT CONTRACTS
    99.3  SUBSCRIPTION AGREEMENT

                               SUMMARY INFORMATION

The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Registration.

                                   THE COMPANY

BJO Enterprises Ltd. (the "Company") is newly formed, having been incorporated in the State of Nevada on September 25, 1997. Its office address is 6623 Callaghan Road, Suite 2402, San Antonio, TX 78229. Its office telephone number is 210-614-8487. It also maintains offices at 2533 N. Carson Street, Suite 3383, Carson City, NV 89706, telephone 702.841.5177; and at Fuente #107, 2nd Floor, Suite 3, Pierdras Negras, Coahuila, Mexico, telephone 011-52-787-250-13.

BJO Enterprises Ltd. has prepared this Registration and has provided all information contained herein, including financial data. This Registration has been reviewed by all appropriate Officer(s) and/or Director(s) and approved for submission to the Securities & Exchange Commission and to potential investors. Purchasers and their representatives are urged to read this Registration carefully. Offerees who desire additional information may call Bernardo Leonard, the President of the Company, at 210-614- 8487. Copies of all documents, contracts, financial statements, and other Company records to which reference is herein made will be available for inspection upon request at the office of the Company at 6623 Callaghan Road, Suite 2402, San Antonio, TX 78229 during normal business hours Central Time. Because of the confidential nature of many of these documents, copies may not be made and purchasers and their representatives will be required to sign a nondisclosure agreement before inspecting any confidential documents. Purchasers and their representatives, if any, will be asked to acknowledge in the Subscription Agreement and Letter of Investment Intent that they were given the opportunity to obtain such additional information and that they either did so or elected to waive such opportunity.

                                  THE OFFERING

Securities Offered:     Up to 100,000 warrants at a price of $0.10 per warrant
                        (subject to an increase of not more than 10,000 warrants at the option of the Company, without notice to investors). The exercise price for the warrants is $1.00 per share. Each warrant gives the holder the right to purchase one share no later than ninety days after the Effective Date of this Registration. See "Plan of
                        Distribution".

Minimum Investment:     10,000 warrants (an aggregate purchase price of $1,000).
                        The minimum purchase requirement may be waived for selected investors. See "Plan of Distribution".

Use of Proceeds:        The net proceeds of this Offering, estimated to be
                        $1,100,000 if all warrants are purchased and executed in a timely fashion, will be used to provide initial financing for the Company and to provide for general working capital. See "Use of Proceeds".

Shares Outstanding
    Before Offering:    4,000,000
    After Offering:     5,000,000

Dilution:               Investors purchasing shares pursuant to this Offering
                        will suffer immediate and substantial dilution in the net tangible book value of their shares. See "Dilution".

Dividends:              The Company does not intend to pay cash dividends.

How to Subscribe:       The minimum purchase is $1,000 for 10,000 warrants. The
                        minimum purchase may be waived for selected investors.
                        There are no suitability requirements for investors. See
                        "Procedures for Subscribing and Restrictions" for detailed information regarding the procedure and requirements for purchasing the warrants offered hereby.

                         SELECTED FINANCIAL INFORMATION

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF THE REGISTRANT DATED DECEMBER 31, 1997 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

         Balance Sheet Data:   December 31, 1997


                                Actual            As Adjusted(1)

  Current Assets                $1,004            $1,101,004
  Current Liabilities            3,510                 3,510
  Long-term Debt                     0            $        0
  Stockholders' Equity         $36,081            $1,036,081

                                  RISK FACTORS

1. DEPENDENCE ON KEY EXECUTIVES

The Company's future success depends in significant part upon the continued service of its key executives. Competition for such personnel is intense and there can be no assurance that the Company will retain its key executives and be able to hire qualified managers or that it can retain other highly-qualified personnel in the future. The loss of its key executives could have a material adverse effect upon the Company's business, operational results, and financial condition. The Company does have employment contracts with Bernardo Leonard, Jo Leonard and Paul Garza. The Company does not currently maintain key person life insurance on Mr. Leonard, but it plans to obtain such insurance subject to the availability of funds.

2. DETERMINATION OF EXERCISE PRICE

The exercise price of the shares has been arbitrarily determined by the Company and does not bear any relationship to book value, assets, earnings, or any other accepted criterion of value. The exercise price should not be regarded as an indication of any future market price of the securities offered hereby.

3. UNCERTAINTY OF MARKET ACCEPTANCE

The Company has not commenced operations; and, although management cumulatively has a substantial background in marketing and finance, the Company has limited experience in negotiating and structuring acquisitions. Achieving market acceptance for the Company's concept will require substantial marketing effort and expenditures of significant funds to inform

---------------------------
(1) Adjusted to reflect the sale of the maximum number of warrants and their execution.

potential customers of the distinctive characteristics and benefits of the Company's possible future acquisitions. There can be no assurance that there will be broad appeal for the Company's potential product(s) and/or marketing approach.

4. NO OPERATING HISTORY

The Company is newly formed and has no operating history upon which to base an evaluation of the merits of making an investment in the Company. The Company will faces competition with other companies which may be better capitalized and better established in negotiating for potential acquisitions.

5. ILLIQUIDITY - LACK OF MARKET FOR COMMON STOCK

The Company will file to be listed on the OTC Bulletin Board. At the present time there is no public market for the common stock offered hereby and there can be no assurance that such a market can be developed and, if developed, sustained. Accordingly, purchasers of the securities offered hereby may not be able to resell any of them should they need to do so in an emergency or otherwise wish to do so.

6. COMPETITION

Management anticipates that if the Company's concept proves to be successful, the Company will likely face intense competition from well-financed firms utilizing similar sales and marketing strategies.

7. LIMITED WORKING CAPITAL

The Company is dependent on the proceeds of this offering in order to expand commercialization of its services and operations. If the Offering is not completely successful and all of the warrants are not executed, it may not be possible for management to operate or maintain the Company's operations adequately without additional working capital. If additional funds are required, there is no assurance that such funds will be available.

8. RISKS OF LOW-PRICED STOCKS

There is currently no public market for the Company's common stock, and there is no assurance that one will develop after completion of this offering. Neither the Company nor any broker or dealer is under obligation to create a secondary market in the shares of common stock offered hereby.

The Securities & Exchange Commission (the "SEC" or "Commission") has adopted regulations which define a "penny stock" to be an equity security that has a market price (as therein defined) of less than $5.00 per share subject to certain exceptions. Trading in penny stocks is subject to more restrictions than trading in other equity securities. If the common stock offered hereby trades at less that $5.00 per share after the completion of this offering, it will probably be considered a penny stock. In that event, it will be more difficult for a trading market in the common stock to develop, of, if developed, to be sustained.

9. NON-REGISTRATION IN CERTAIN JURISDICTIONS

The securities offered hereby will be registered only in a limited number of states. Transfers to residents of other states must be made pursuant to registration or an exemption from registration in the transferee's state.

10. "BEST EFFORTS" OFFERING

The offering of the Company's warrants is being conducted on a "best-efforts" basis. No underwriter, placement agent, or other person has contracted with the Company to purchase or sell all, or a portion of, the securities offered hereby and there is no assurance that the Company can sell all or any of the securities.

11. NO PAYMENT OF DIVIDENDS

The Company has not paid any dividends and does not anticipate that dividends will be paid in the foreseeable future.

12. DILUTION

This offering involves immediate substantial dilution of the book value of the common equity offered hereby from the exercise price of $1.00 per share. Such dilution will be $0.79 per share if the maximum number of shares offered hereby are sold. In addition, upon the sale of the maximum number of shares offered hereby, the purchasers will have invested $1,100,000, will have assumed virtually all of the financial risks through purchase of the shares, and will own 20% of the outstanding shares of common stock of the Company, while the present shareholder will have invested only $170,000 and will own 80% of the outstanding shares of common stock of the Company.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS DISCLOSURE DOCUMENT POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

                             DESCRIPTION OF BUSINESS

                             A. BUSINESS DEVELOPMENT

BJO Enterprises Ltd. (the "Company") is newly formed, having been incorporated in the State of Nevada on September 25, 1997. The Company has not filed for bankruptcy, receivership or any similar proceeding. Nor has there been any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

                             B. BUSINESS OF THE ISSUER

The Company was formed in order to acquire as subsidiaries several ventures formulated and initially developed by Bernardo Leonard, the primary shareholder of the Company. The funding for the proposed subsidiaries is being provided independently of the Company. At the present time, no agreements have been finalized or are being negotiated between the Company and its proposed subsidiaries. Since each of the ventures must be funded separately prior to a possible business combination with the Company, such business combinations cannot be determined at this time even to be probable, as defined by Item 310 of Regulation S-B.

Bernardo Leonard, the principal of the Company, is currently involved in numerous other projects, some of which may eventually be acquired by the Company. No business combination is probable at this time. No negotiations are currently taking place. These projects are being referred to only as information which may be directly or indirectly material to the registrant's business. These projects are:

BASEBALL VIDEO

Leonard is the principal shareholder of 44 Sports II, Inc. 44 Sports is the producer of sports videos. 44 Sports won the 1995 Special Interest Video Association (SIVA) Award in 1995 with its video "The Hitter's Commandments". The video has been translated into Japanese and is currently being translated into Spanish. On June 4, 1996 "The Hitter's Commandments" won the Publishers Marketing Association Benjamin Franklin Award as the Sports Video of the Year. It is an approved and endorsed product of the Parent's Choice Foundation.

44 Sports as already finished the pilot of "Home Run Derby" and will begin filming a soccer video. "Home Run Derby" will be exhibited in January, 1998 in New Orleans at the National Association of Television Program Executives Exposition

CLOTHING LINE

Leonard has developed a clothing line called O.B. Amici. The clothing line is upscale active wear and has been test marketed in various stores such as Macy's, J.C. Penny and Dillards. A lower priced version has been test marketed in Target. Leonard will develop company owned stores and then intends to franchise.

OIL AND GAS TRANSPORT

Leonard is negotiating with a Mexican oil company named Pemex to transport L.P. Gas, Butane Gas, Propane Gas, Gasoline and Diesel starting in Piedras Negras, Coah.

FEATURE FILMS

Leonard has a joint agreement with American Arts Media of Beverly Hills, CA to produce two major feature films. The one film is "Saturday's Child". American Arts Media announced "Saturday's Child" at Cannes in May of 1996. The second film is "The Fourth Witness".

WORLD TECH LABORATORIES

Leonard owns the controlling interest in World Tech Lab, Inc. based in Houston, TX. This company conducts medical research and is pursuing the creation of a multiple diagnostic test capable of distinguishing various viruses and bacteria. Currently there is no product approved by the federal government capable of diagnosing multiples.

Since the Company is newly formed, it has not engaged in any previous business. The Company will not be active in any operating business. It will be a holding company. In the next number of months it will negotiate with one or more of the above entities to acquire them as wholly owned subsidiaries. Negotiations have not yet begun. The Company will perform the necessary legal and accounting work for the acquisition and provide, on an as needed basis, mezzanine financing. It is anticipated that the acquisitions, if successful, will be primarily in the form of an exchange of shares of common stock.

The Company is not expected to employ more than three individuals, two of whom will be in executive positions and one in an administrative position.

                             DESCRIPTION OF PROPERTY

The Company does not own any physical plants or other property. Nor does the Company have any interest in such physical plants or other property.

                                LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings. Nor is the Company party to any past, pending, or threatened litigation or administrative action which has had or may have a material effect on the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no public trading market for the Company's common equity. The Company intends to offer for sale 1,000,000 warrants upon receiving an Effective Date for the registration of its common equity. Each warrant will give the purchaser the right to purchase one share of common equity. The price of the warrant is $0.10 per warrant; the exercise price is $1.00 per share.

                            DESCRIPTION OF SECURITIES

The Company has no debt securities. All of the securities in the Company is common equity. There are no special rights for shareholders of the common equity. The securities have (yes or no):

                  Cumulative Voting Rights: No
                  Other Special Voting Rights: No
                  Preemptive Rights to Purchase in New Issues of Shares: No Preference as to Dividends or Interest: No
                  Preference upon Liquidation: No
                  Other Special Rights or Preferences: None

The Board of Directors have voted to issue warrants for sale upon the receipt of an Effective Date of this registration. Such warrants will be convertible into shares of common equity, one share for one warrant. The Offering will comprise 1,000,000 warrants at $0.10 per warrant with a exercise price of $1.00. The warrants will expire ninety days from the Effective Date of this registration.

There are no restrictions on dividends under loan or other financing arrangements or otherwise. The Company does not expect to pay dividends in the foreseeable future since there are no current assets available for payment of dividends.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

                                PLAN OF OPERATION

The Company has not had any revenues from operations since its inception. The Company will not be active in any operating business. It will be a holding company. The Company intends, in the next twelve months, to provide assistance in securing financing for other projects of the Company's principal, Bernardo Leonard. When those projects have received sufficient, independent financing, negotiations will begin for the business combination of the Company with that enterprise. Such negotiations will not be at arms-length. The Company will perform the necessary legal and accounting work for the acquisition and provide, on an as needed basis, mezzanine financing. It is expected that the purchase of the entity to be acquired will be by the equity method.

Such a program over the next twelve months will not require any additional cash funding for the Company. Nor is it expected to change significantly the number of Company employees.

                  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                                 CONTROL PERSONS

                       A. DIRECTORS AND EXECUTIVE OFFICERS

                             1. EXECUTIVE OFFICERS

Each of the executive officers of the Company has an employment contract stating the terms and conditions of employment. The contracts are each for a period of three years. The executive officers of the Company are as follows, together with their business experience within the past five years:

BERNARDO LEONARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER, AGE 50

Bernardo Leonard is the founder of BJO Enterprises Ltd. Mr. Leonard spent fourteen years in professional baseball including stints with the Milwaukee Brewers and Detroit Tigers. He has been a major league scout and minor league manager. Mr. Leonard is a two-time All Conference in Baseball with a Honorable mention All-American, High School All-American Team in Baseball, two-time All State Baseball and Basketball, and valedictorian of his high school graduating class. Mr. Leonard is a two-time award winning sports video producer. He authored THE SUPERSTARS HITTERS BIBLE in 1996, which was published by Contemporary Books. Previously in 1991 he authored BASEBALL LEONARD'S WAY. Mr. Leonard is a naturalized citizen who was born in Sydney, Australia and raised in New Orleans, Louisiana. Mr. Leonard attended Southern University, Baton Rouge and the University of Southern California at Los Angeles. His degree is in Psychology and Recreation.

JO LEONARD, SECRETARY, AGE 44

Ms. Leonard is the spouse of Bernardo Leonard. She is currently employed by Southwestern Bell Corporation and is responsible for maintenance of the E911 Fault Resistant database, updating of maps for boundary changes, annexations, issues correcting orders, validating addresses with county and city officials, customer contact, assistance for various offices with major accounts for the South Texas market region. Ms. Leonard attended San Antonio College and is a member of the Black Telecommunications Professionals of SBC.

PAUL GARZA, TREASURER, AGE 41

Mr. Garza is the Finance Manager for Cavender Toyota, Inc. in San Antonio. He is responsible for completing the transactions of the dealership through finance programs, credit insurance programs and vehicle service contracts. Mr. Garza attended Texas A&M University.

                             2. OUTSIDE DIRECTORS

Each of the directors has a concurrent three year term in office beginning with the date of the incorporation of the Company.

JAY JOHNSTONE, AGE 52

Mr. Johnstone had a distinguished 20-year career in Major League Baseball. While playing for the California Angles, Mr. Johnstone won the American League Rookie of the Year award. After five great years with the Angels and two years with the Chicago White Sox, Mr. Johnstone joined the Oakland A's in 1973 and helped them advance to the World Series that year. In 1974 he joined the Philadelphia Phillies where for two years he guided the team to Eastern Division Titles. In 1976 he set an N.L.C.S. record by going 7 for 9 (.778 average) against Cincinnati in the three game series. In 1976 and 1977 Mr. Johnstone was named Sportsman and Player-of-the-Year for the Phillies by the State of Pennsylvania. He also played with New York Yankees, Los Angeles Dodgers and Chicago Cubs in a distinguished career.

Mr. Johnstone has written three books on his humorous escapades during his twenty years of Major League Baseball. His first book "Temporary Insanity", became a best seller on several lists across the country, reaching over 250,000 copies sold in hard cover and paperback, making it the best selling sports book of 1985. Two years later his second book, "Over the Edge", had similar results. His third book, "Some of my Best Friends are Crazy" was published last year.

Mr. Johnstone is currently involved in a wide variety of baseball related activities, including two syndicated TV sports shows: "Baseball's Funniest Pranks" and "Super Sports Follies."

TIMOTHY E. ISAACS, AGE 32

Mr. Isaacs is the President and Chief Executive Officer of Isaacs International, Inc., a privately held software development company which specializes in international telecommunications projects. Mr. Isaacs founded his software development company in 1990 and that same year signed a contract developing a speech recognition and speech verification calling card system for Sprint and Texas Instruments, called the Voice Card. The following year, Isaacs International, developed the largest hardware independent debit/pre-paid calling card system in the United States for Sprint Telemedia. These projects carved a telecommunications niche for Isaacs and since then Isaacs has provided software and services to Sprint International, Coca-Cola, Microsoft, NBC, FTD, ADP, H&R Block, Matrix Telecom, Hallmark Card, JVC, Sprint Canada, Cheseborough-Ponds and many other companies.

VERNON F. WILLIAMS M.D., AGE 40

Dr. Williams has been an emergency Medicine physician since 1985. Dr. Williams is currently also the Vice-President of World Tech Laboratories. He received his medical degree from the Albert Einstein College of Medicine in 1983, and has a significant VITA of activities and accomplishments in the medical field.

SYED G. ZAIDI, AGE 51

Mr. Zaidi has over twenty years management experience in international operations, profit and loss, business development, marketing, sales, manufacturing and engineering. His expertise is in the area of planning and the establishment and eventual operation of manufacturing facilities.

In 1980 Mr. Zaidi founded Alphacom, Inc., a company engaging in the business of design, manufacturing and marketing of computer printer products for OEM and consumers. Within three years sales grew to $35MM with a $100MM backlog. The company expanded distribution from the United States to include OEM distributors in Germany, Japan, Italy, France and the United Kingdom. He initiated and maintained relationships with financial institutions and investment bankers in order to raise over $12MM in operating capital. He sold his interest in Alphacom, Inc. in 1984. Mr. Zaidi has agreed to reenter the business world with BJO Enterprises Ltd.

Mr. Zaidi is a graduate of Oklahoma State University with a B.S. in Electrical Engineering.

                             B. SIGNIFICANT EMPLOYEES

Other than the executive officers, the Company does not have any significant employees.

                             C. FAMILY RELATIONSHIPS

Bernardo Leonard is the husband of Jo Leonard.

                   D. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Events that may be material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the Company and which may have occurred within the past five years are indicated below by 'yes' or 'no'.

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time: No
(2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses):
    No
(3) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting that person's involvement in any type of business, securities or banking activities: No
(4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated: No

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION

 NAME AND PRINCIPAL             YEAR      SALARY      BONUS        OTHER ANNUAL
      POSITION                                                     COMPENSATION
Bernardo Leonard, CEO           1997        $0         $0               $0
Jo Leonard, Secretary           1997        $0         $0               $0
Paul Garza, Treasurer           1997        $0         $0               $0

                             LONG TERM COMPENSATION
                                    AWARDS                        PAYOUTS
                         -------------------------------   ---------------------
 NAME AND PRINCIPAL      YEAR    RESTRICTED   SECURITIES    LTIP      ALL OTHER
     POSITION                      STOCK      UNDERLYING   PAYOUTS     COMPEN-
                                   AWARDS      OPTIONS/                SATION
                                               SARS (#)

Bernardo Leonard, CEO    1997       $0         None           $0          $0
Jo Leonard, Secretary    1997       $0         None           $0          $0
Paul Garza, Treasurer    1997       $0         None           $0          $0

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

               A. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(1) Title of Class   (2) Name and Address of     (3) Amount and Nature of      (4) Percent of Class
                         Beneficial Owner            Beneficial Ownership
Common Stock             Bernardo Leonard            4,000,000 issued shares       100%
                         6623 Callaghan Road
                         Suite 2401
                         San Antonio, TX 78229

                       B. SECURITY OWNERSHIP OF MANAGEMENT

(1) Title of Class   (2) Name and Address of     (3) Amount and Nature of      (4) Percent of Class
                         Beneficial Owner            Beneficial Ownership
Common Stock             Bernardo Leonard            4,000,000 issued shares       100%
                         6623 Callaghan Road
                         Suite 2401
                         San Antonio, TX 78229

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have not been any transactions during the last two years, or proposed transactions, to which the Company was or is to be a party, in which any of the executive officer or director had or is to have a direct or indirect material interest.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

This item is not applicable to the Registrant.

                                 USE OF PROCEEDS
                                                              IF MAXIMUM SOLD
                                                           AMOUNT          %
                                                         ----------      -------
     TOTAL PROCEEDS                                      $1,100,000      100.00%

     Less: Offering Expenses
     Sales Commission                                            $0           0%
     Legal and Accounting                                   $10,000        0.91%
     Organizational and Filing Fees                          $5,000        0.45%
     Printing and Mailings                                   $1,000        0.09%

     Net Proceeds from Offering                          $1,084,000       98.55%
     Use of  Net Proceeds

     Legal and Accounting (Acquisitions)                   $250,000       23.06%
     Mezzanine Financing (Acquisitions)                    $700,000       64.58%
     Working Capital Reserve                               $134,000       12.36%

     TOTAL USE OF NET PROCEEDS                           $1,084,000      100.00%

                         DETERMINATION OF OFFERING PRICE

The exercise price of the shares has been arbitrarily determined by the Company and does not bear any relationship to book value, assets, earnings, or any other accepted criterion of value. The exercise price should not be regarded as an indication of any future market price of the securities offered hereby. Likewise the price of the warrant has been arbitrarily determined by the Company.

                                    DILUTION

 This offering involves immediate substantial dilution of the book value of the common equity offered hereby from the exercise price of $1.00 per share. Such dilution will be $0.88 per share if the maximum number of shares offered hereby are sold. In addition, upon the sale of the maximum number of shares offered hereby, the purchasers will have invested $1,100,000, will have assumed virtually all of the financial risks through purchase of the shares, and will own 20% of the outstanding shares of common stock of the Company, while the present shareholder will have invested only $1,000 and will own 80% of the outstanding shares of common stock of the Company.

                            SELLING SECURITY HOLDERS

No security holder of the Registrant is offering securities for sale in the Offering.

                     RECENT SALES OF UNREGISTERED SECURITIES

The Company has had no recent sales of unregistered securities.

                              PLAN OF DISTRIBUTION

The Company will solicit and attempt to engage one or more market makers to make the market in its common equity upon the receipt of an Effective Date. The Company will offer the warrants for sale to a limited number of investors, none of whom are currently security holders but who have expressed interest in becoming security holders subject to the registration of the Company's common equity and to other possible interested parties through networking.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel has received or is receiving an interest in the Company exceeding $50,000 based upon the fair market value of all securities received or to be received, or subject to options, warrants or rights received or to be received.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant will file for an acceleration of the Effective Date of the registration statement under Rule 461 of the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

This item is not applicable to the Registrant.

TO:

BJO ENTERPRISES
BJO ENTERPRISES
2533 N. CARSON ST SUITE 3383
CARSON CITY, NV 89706

The accompanying Balance Sheet of BJO ENTERPRISES / BJO ENTERPRISES, related Statements of Income and all other related schedules and statements for the period ending 12-31-97 have been prepared by us.

During the course of this preparation we did notice that the company prepares its Financial Statements on a basis of cash receipts and disbursements. Generally accepted accounting principles require that Financial Statements be prepared on the accrual basis. Accordingly, these statements are not intended to present financial position and results of operations in conformity with generally accepted accounting principles.

Management has elected to omit the Statement of Cash Flow and substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures and Statement of Cash Flow were included in the Financial Statements. They might influence the user's conclusions about the company's financial position.

Our preparation is limited to presenting information that is the representation of the management of the company in the form of financial statements. These financial statements are designed for internal use and not for use by those who are not informed in such matters.

Cordially.

PADGETT BUSINESS SERVICES

                                 BJO ENTERPRISES
                                 BJO ENTERPRISES
                          2533 N. CARSON ST SUITE 3383
                              CARSON CITY, NV 89706

                                  BALANCE SHEET
                                    12-31-97

                                     ASSETS

CURRENT ASSETS
     CASH
         CASH                          1,004
                                      ------
     TOTAL CASH                        1,004
                                      ------
TOTAL CURRENT ASSETS                   1,004
FIXED ASSETS
     EQUIPMENT                        35,187
     FURNITURE & FIXTURES              3,400
                                      ------
TOTAL FIXED ASSETS                    38,587
OTHER ASSETS
TOTAL OTHER ASSETS                         0
                                      ------
TOTAL ASSETS                          39,591
                                      ======

* This summary and any related tax or other reports have been prepared from information furnished to us by management.

                                 BJO ENTERPRISES
                                 BJO ENTERPRISES
                          2533 N. CARSON ST SUITE 3383
                              CARSON CITY, NV 89706

                                  BALANCE SHEET
                                    12-31-97

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     P/R TAXES PAYABLE                           3,510
                                                ------
TOTAL CURRENT LIABILITIES                        3,510
LONG-TERM LIABILITIES
TOTAL LONG-TERM LIABILITIES                          0
                                                ------
TOTAL LIABILITIES                                3,510

STOCKHOLDERS' EQUITY
     CAPITAL STOCK                             100,000
     PAID IN CAPITAL                            70,000
     OPENING RETAINED EARNINGS                       0
     NET INCOME YTD                           (133,919)
     DIVIDENDS                                       0
                                              --------
     CLOSING RETAINED EARNINGS                (133,919)
                                               --------
TOTAL STOCKHOLDERS' EQUITY                       36,081
                                               --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       39,591
                                               ========

* This summary and any related tax or other reports have been prepared from information furnished to us by management.

                                SIGNATURE PAGE
The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on January __ ,1998.

Applicant: BJO Enterprises Ltd.

By:  BERNARDO LEONARD, PRESIDENT
     Bernardo Leonard, President

                            CORPORATE ACKNOWLEDGMENT

State of Texas}
County of _________}

On this ______ day of __________, 1998, before me, __________________, the undersigned officer, personally appeared Bernardo Leonard known personally to me to be the President of BJO Enterprises Ltd. and acknowledged that he, as an officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by herself as an officer.
IN WITNESS WHEREOF I have hereunto set my hand and official seal.

                                     ___________________________________________
                                      Notary Public/Commissioner of Oaths
                                      My Commission Expires ____________________
(Seal)

                                 SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: BJO Enterprises Ltd.

By: BERNARDO LEONARD                                  Date: 2-28-98
    Bernardo Leonard, President

                            CORPORATE ACKNOWLEDGMENT

State of Texas}
County of _____}

On this 28th day of January, 1998, before me, Bernardo Leonard, the undersigned officer, personally appeared Bernardo Leonard known personally to me to be the President of BJO Enterprises Lt. and acknowledged that he, as an officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by herself as an officer.
IN WITNESS WHEREOF I have hereunto set my hand and official seal.


                                          /s/ GLORIA M. WARD
                                          Notary Public/Commissioner of Oaths

(Seal)                                    My Commission Expires October 24, 1998